

Mail Stop 3030

August 4, 2009

Mr. James P. Moniz
Chief Financial Officer
Nanometrics Incorporated
1550 Buckeye Drive
Milpitas, California 95035

> RE: **Nanometrics Incorporated**
> **Form 10-K for the fiscal year ended December 27, 2008**
> **Filed March 27, 2009**
> **Form 8-K/A filed August 4, 2008**
> **File No. 0-13470**

Dear Mr. Moniz:


We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


Sincerely,


James Martin
Senior Assistant Chief Accountant